[NEUSTAR LETTERHEAD]

June 27, 2005

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                               NeuStar, Inc.
Registration Statement on Form S-1
Registration Number 333-123635

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, NeuStar, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effectiveness of the Company’s Registration Statement on Form S-1 (the “Form S-1”) (File No. 333-123635) be accelerated to 4:00 p.m., Washington, D.C. time, on Tuesday, June 28, 2005 or as soon thereafter as practicable. The Company also requests that its Registration Statement on Form 8-A (the “Form 8-A” and, together with the Form S-1, the “Registration Statements”) relating to the Company’s Class A Common Stock, par value $0.001, be declared effective simultaneously with the Form S-1.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect thereto;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure therein; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Martin K. Lowen
Martin K. Lowen
Secretary

cc:  Cheryl Grant – U.S. Securities and Exchange Commission